ANNUAL MEETING OF SHAREHOLDERS
Toronto, Ontario
February 28, 2008
OFFICIAL VOTING RESULTS
Each of the matters set out below is described in greater detail in the 2008 Management Proxy Circular (http://cibc.com/ca/investor-relations/annual-reports.html).
The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of CIBC and FOR the election as director of each of the 17 nominees listed in the 2008 Management Proxy Circular.

		#	%		#	%
1. Appointment of Auditors:	FOR	162,787,388	99.78%	WITHHELD	354,429	0.22%

2. Election of Directors:	FOR	161,902,633	99.25%	WITHHELD	1,222,275	0.75%
Individual director results are set out below.

	Votes For		Votes Withheld
Nominee	#	%	#	%
Brent S. Belzberg	153,637,841	94.18%	9,487,067	5.82%
Jalynn H. Bennett	146,856,921	90.03%	16,267,987	9.97%
Gary F. Colter	154,195,829	94.53%	8,929,079	5.47%
William L. Duke	150,511,956	92.27%	12,612,952	7.73%
Ivan E.H. Duvar	154,095,640	94.46%	9,029,268	5.54%
William A. Etherington	153,519,690	94.11%	9,605,218	5.89%
Gordon D. Giffin	152,090,400	93.24%	11,034,508	6.76%
Linda S. Hasenfratz	152,574,298	93.53%	10,550,610	6.47%
John S. Lacey	152,688,852	93.60%	10,436,056	6.40%
Nicholas D. Le Pan	161,902,633	99.25%	1,222,275	0.75%
John P. Manley	152,511,112	93.49%	10,613,796	6.51%
Gerald T. McCaughey	153,810,467	94.29%	9,314,441	5.71%
Leslie Rahl	154,030,975	94.43%	9,093,933	5.57%
Charles Sirois	143,442,298	87.93%	19,682,610	12.07%
Stephen G. Snyder	153,809,469	94.29%	9,315,439	5.71%
Robert J. Steacy	161,617,552	99.08%	1,507,356	0.92%
Ronald W. Tysoe	151,690,289	92.99%	11,434,619	7.01%
The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals:
3.   Proposal No. 1
It is proposed that shareholders of Canadian Imperial Bank of Commerce urge the board of directors to adopt a policy that Canadian Imperial Bank of Commerce’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Canadian Imperial Bank of Commerce's management, to ratify the report of the Management Resources and Compensation Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholder understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

FOR	73,323,493	44.96%	AGAINST	89,761,329	55.04%
4.   Proposal No. 2
It is proposed that CIBC encourage shareholder loyalty by adding a 10% hike to the dividends normally paid out on shares held for more than 2 years.

FOR	7,224,476	4.43%	AGAINST	155,882,329	95.57%
5.   Proposal No. 3
It is proposed that shareholder voting rights be conferred after a minimum holding period of one year.

FOR	6,986,073	4.28%	AGAINST	156,126,622	95.72%
6.   Proposal No. 4
It is proposed that CIBC bylaws provide, in the event of a merger or acquisition, for paying into the employee pension fund an amount equal to twice the bonuses and compensation benefits paid to executives and directors.

FOR	7,478,485	4.58%	AGAINST	155,634,936	95.42%
7.   Proposal No. 5
It is proposed that there should be the same number of men and women on the CIBC board of directors, three years from the adoption of this proposal.

FOR	9,483,593	5.81%	AGAINST	153,625,588	94.19%

8.    Proposal No. 6
It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of the highest paid executive of CIBC including annual salary, bonuses, gratuities, payments under long-term premium programs and any other form of compensation and that of average employee compensation.

FOR	13,893,884	8.52%	AGAINST	149,221,651	91.48%
9.   Proposal No. 7
It is proposed that the compensation policy of the five most senior executives of CIBC be previously adopted by shareholders, as well as the fees of members of the board of directors.

FOR	13,389,774	8.21%	AGAINST	149,719,811	91.79%
10.  Proposal No. 8
It is proposed that CIBC regulate the exercising of options allocated to senior executives and directors of our companies, stipulating that such options may not be exercised before the end of their mandates.

FOR	11,579,391	7.10%	AGAINST	151,533,902	92.90%
11.  Proposal No. 9
Considering the strong concerns expressed by many observers and regulators with respect to the effects of hedge funds and subprime mortgages on the stability of the financial system, it is proposed that the bank disclose information on its direct or indirect participation in this type of activity.

FOR	24,457,168	15.00%	AGAINST	138,610,326	85.00%
12.  Proposal No. 10
It is proposed that CIBC amend its bylaws to install a mechanism of cumulative voting to elect members of the board of directors.

FOR	11,076,283	6.79%	AGAINST	152,026,402	93.21%
13.  Proposal No. 11
It is proposed that in choosing candidates for Director, CIBC’s nominating committee must give first priority to the nominees’ ability to effectively represent the interests of shareholders.

FOR	12,192,950	7.48%	AGAINST	150,910,747	92.52%
14.  Proposal No. 12
It is proposed that all compensation programs for senior executives in the past decade shall be re-examined to ensure that they fully complied with Ontario Securities Commission regulations.

FOR	15,316,149	9.39%	AGAINST	147,791,918	90.61%
15.  Proposal No. 13
It is proposed that this Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.

FOR	7,031,600	4.31%	AGAINST	156,068,065	95.69%
16.  Proposal No. 14
It is proposed that any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.

FOR	20,214,200	12.39%	AGAINST	142,890,120	87.61%